UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 28, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 28, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: May 28, 2012
12-20-TR

Teck Announces $2 Million Contribution to Support Columbia
Lake Conservation

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) is pleased to announce that it is contributing $2 million to the Nature Conservancy of Canada to help conserve Lot 48 on Columbia Lake in southeast British Columbia.

“Teck is proud to support the Nature Conservancy of Canada, the Ktunaxa Nation and local communities in working to protect this area of great cultural and ecological significance,” said Don Lindsay, President and CEO of Teck. “This investment will help conserve an important ecosystem in the headwaters of the Columbia River for the benefit of future generations.”

Lot 48 is a 127-hectare parcel of land located on the east shore of Columbia Lake, approximately five kilometres south of Fairmont Hot Springs. It represents a key habitat for bighorn sheep, elk and a number of rare and endangered species. The land also includes important wetlands near the headwaters of the Columbia River system that form part of the longest uninterrupted wetland in North America.  Protecting this land will connect over 7,600 hectares of protected land which together will create critical north-south and east-west wildlife corridors.

“This ecologically and culturally rich property is the last remaining parcel on the east shore of Columbia Lake that is not yet designated for conservation,” said John Lounds, President and CEO of the Nature Conservancy of Canada.  “We are grateful for Teck’s support, which is a significant contribution to the protection of a natural treasure.”

The land also has important cultural values for the Ktunaxa First Nation. For thousands of years the Ktunaxa used the area as a transportation route to the prairies and as a site for villages and camps. In their stories the area is celebrated as the cradle of human life. Numerous archeological sites have also been documented in this area including pictographs and burial sites.

"The east side of Columbia Lake is an integral part of Ktunaxa history," said Kathryn Teneese, Ktunaxa Nation Chair. “It is the foundation of the Ktunaxa Creation Story, and has been used by our people for thousands of years. Lot 48 is a significant piece of the cultural landscape of that area, and the Ktunaxa Nation have continuously supported all efforts to conserve this area for future generations. We would like to commend Teck, the Nature Conservancy of Canada, and all other contributors for their work and dedication to this common goal."

This investment will also build on Teck’s recently announced partnership with the Vancouver Aquarium. The northern leopard frog is a species the Aquarium is currently working to reproduce at its facility. Protecting Lot 48 will complete the protection of the east side of Columbia Lake, which is in the crucial headwaters of a potential future frog release site in the Columbia wetlands.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contact:
Alana Duffy
Teck
Tel +1.604.699.4547
alana.duffy@teck.com